Draft -- August 7, 2014

INVESTMENT ADVISORY AGREEMENT

This Investment Advisory Agreement ("Agreement") is entered into effective as of the ____ day of _____________, 20____, by and between Aspiration Fund Adviser, LLC ("Adviser") and ________, ("Client").
In consideration of the mutual promises, covenants, and undertakings set forth herein, the parties hereby agree as follows:
1.     Appointment of Manager and Establishment of Account. Client appoints Adviser to manage the assets in Client’s advisory account (the "Account") on a non-discretionary basis. Client represents that he or she is the owner of the Account assets, and has full power and authority to enter into this Agreement and to commit the assets to Adviser's management and supervision. Adviser shall provide advice only with respect to assets in the Account, including additions, substitutions and proceeds, and shall have no responsibility for the actions or non-actions of predecessor investment advisers or the management of any assets other than the assets allocated to the Account. All services shall be performed in accordance with the following terms and conditions of this Agreement.
2.     Acceptance of Appointment. Adviser accepts its appointment as investment manager for the Account. As a condition of its acceptance of appointment, Adviser shall be entitled to rely on such financial and other information relating to investment of Account assets as it may receive from time to time from Client. All assets in the Account will be invested only in shares of the investment company or companies ("Fund(s)") listed on Exhibit A, which may be amended from time to time. Client understands and acknowledges that the Adviser serves as investment adviser to the Fund(s).
3.     Investment Authorization. Client appoints Adviser as agent and attorney-in-fact with respect to investments on behalf of the Account. Adviser shall carry out such investing only upon written instructions received from Client. Pursuant to such instructions, Adviser shall direct the purchase, sale, exchange, conversion or other acquisition or disposition of shares of the Fund(s), as well as arrange for delivery and payment, and act on behalf of Client in all other matters incidental to the handling of Account investments as directed by Client. Client grants Adviser full authorization to issue such instructions, and engage in such transactions, as may be appropriate in connection with the management of the Account.
4.     Reports. Reports as to investment performance of the Account shall be provided by the Fund(s) in which the Account assets are invested. Clients invested in the Fund(s) receive prospectuses, supplements, annual reports, semi-annual reports and other periodic statements from the Fund. By signing this Agreement, Client consents to receive all such information electronically and acknowledges that Client may incur costs for Internet access to such information and for maintaining an email account. Client further certifies that Client has a current email account and agrees to notify the Adviser immediately if Client's email account changes.
5.     Fees. Adviser does not impose a set advisory fee. Instead, Client can pay Adviser a fee (the "Advisory Fee") in the amount Client believes is fair. Client has determined to pay Adviser an Advisory Fee at the rate (“Advisory Fee Rate”) set forth on Exhibit B. The quarterly Advisory Fee is calculated by multiplying the Advisory Fee Rate by the average market value of all assets in the Account on the last business day of each quarter, based on each Fund’s net asset value determined in accordance with the Fund’s procedures. Client may increase or decrease (including to 0.00%) the Advisory Fee Rate at any time upon written notice to Adviser, such notice to be provided pursuant to Section 17 of this Agreement. If Client does so, the adjusted Advisory Fee Rate (if any) in effect on the last business day of the quarter is effective retroactively from the first business day of the quarter and is used to calculate the Advisory Fee for the quarter. Client is under no obligation to pay the Advisory Fee, as the Client can reduce the Advisory Fee to 0.00% on the last business day of the month.

6.     Custody of Account Assets. Adviser will not take custody or control of Account assets at any time or under any circumstances. Client assets are held by each investment company's transfer agent, and the investment companies' assets are held by its custodial bank.
7.     Non-Exclusive Agreement. Client understands that Adviser performs, among other things, research and advisory services for other clients. Client recognizes that Adviser may give advice and take action in the performance of its duties to such clients that may differ from advice given, or in the timing and nature of action taken, with respect to Account investments. However, Adviser will attempt in good faith to allocate investment opportunities to Client's Account over a period of time on a fair and equitable basis compared to investment opportunities extended to other clients. Nothing in this Agreement shall be deemed to impose on Adviser any obligation to purchase or sell, or recommend for purchase or sale, for the Account any securities or other investments which Adviser may purchase or sell, or recommend for purchase or sale for the account of any other client.
8.     Confidential Relationship and Marketing. Except as otherwise provided in this Section 8, all information and advice furnished by Client or Adviser to the other, with respect to the Account, or other matters pertaining to this Agreement, shall be treated as confidential and shall not be disclosed to third parties except as otherwise required by law or as necessary to carry out the responsibilities set forth in this Agreement.
9.     Insider Information. If, by reason of its investment management activities, Adviser obtains material non-public information, Client acknowledges that Adviser will not make any investment decisions based upon such information.
10.     Proxies and Certain Legal Notices. Client retains the right and obligation to vote any and all proxies and Adviser shall be under no obligation to vote proxies on behalf of Client. Adviser may, but is not required to, take any action or render any advice with respect to securities presently or formerly held in the Account, or the issuers thereof, which become the subject of any legal proceedings, including bankruptcies.
11.     Standard of Care. Adviser shall perform its duties hereunder with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims (the "Prudent Person Standard"). It is agreed that the Prudent Person Standard set forth in the foregoing sentence constitutes the sole standard of care imposed upon Adviser by this Agreement.
Client understands that the investment decisions made for Client and the assets in the Account by Adviser are subject to various market, currency, economic, political and business risks, and that those investment decisions will not always be profitable. Further, Client acknowledges and agrees that the value of investments made for the Account may go up as well as down, and are not guaranteed, and Adviser will not be liable for its failure to achieve any investment performance targets or goals set forth in the Investment Guidelines or otherwise articulated by Client.
12.     Limitation of Liability. Client agrees that Adviser shall not be liable for (i) any loss suffered by reason of any investment decision, recommendation, or other action taken or omitted in good faith and in accordance with the Prudent Person Standard described above; (ii) any loss arising from Adviser's adherence to Client's instructions or its compliance with the Investment Guidelines; or (iii) any act or failure to act by the Custodian, by any broker or dealer to which Adviser directs transactions for the Account, or by any other third party.

Securities laws impose liabilities under certain circumstances on investment advisers and other regulated persons even when they act in good faith, and therefore nothing in this Agreement shall in any way constitute a waiver or limitation of any rights which Client may have under federal or state securities laws.
13.     Client Representations. Client represents that: (i) it is duly authorized to negotiate the terms of this Agreement, including fees, and to enter into (or renew) and perform this Agreement; (ii) it is the owner of the bank account used to fund its investment (iii) it is the owner of the bank account from which the Advisory Fee (if any) is transferred; and (iv) the signatory on behalf of Client is duly authorized by appropriate action to execute this Agreement. Client undertakes to advise Adviser of any event that might affect the validity of any of the above representations.
14.     Acknowledgment. Client acknowledges electronic receipt of Adviser's firm brochure (Form ADV, Part 2A), brochure supplements (Form ADV, Part 2B) and Adviser's privacy notice prior to, or at the time of, entering into this Agreement.
15.     Force Majeure. If war, natural disasters, acts of terrorism, loss of utilities, government restrictions, trading halts, exchange or market rulings, extraordinary market volatility or exchange conditions, or any other conditions beyond Adviser's control temporarily make it impossible for Adviser to fully perform its duties under this Agreement, then the principles of force majeure will apply and the rights and obligations of the parties will be temporarily suspended during the force majeure period, to the extent performance is reasonably affected thereby.
16.     Waiver of Jury Trial. The parties agree to waive any right to have a jury participate in the resolution of the dispute or claim, whether sounding in contract, tort or otherwise, between any of the parties or any of their respective affiliates arising out of, connected with, related to or incidental to this Agreement. Instead, the parties agree that any dispute or claim to be resolved in court will be resolved in a bench trial without a jury. Notwithstanding anything herein to the contrary, either party may proceed to a court of competent jurisdiction to obtain injunctive relief at any time.
17.     Notices. All communication to Client pursuant to this Agreement shall be sent to the email address set forth on the signature line unless Client designates otherwise in writing. Such communications shall be deemed given when delivered by electronic transmittal and shall be effective immediately upon the date acknowledged by return receipt. Notice may be given to the Adviser by visiting www.aspiration.com and logging in to your account. Notice regarding fees is given to the Adviser by making changes to the Account Overview page. Notice regarding other account details, such as bank instructions and address, is given by making changes to the Account Details page. Notice is considered received by the Adviser at the time changes are made on www.aspiration.com
18.     Assignment. This Agreement is not assignable by Adviser without the prior consent of Client. Adviser will provide Client at least thirty (30) days prior written notice of any assignment, and Client's consent will be presumed unless Client notifies Adviser otherwise in writing prior to the date of the assignment indicated on the notice.
19.     Termination and Survival. This Agreement may be terminated with or without cause upon not less than thirty (30) days written notice by either party to the other (unless the parties mutually agree to any shorter period of notice). Such termination will not, however, affect the liabilities or obligations of the parties under this Agreement arising from transactions initiated prior to such termination. Upon termination of this Agreement, Adviser is under no obligation to recommend any action with regard to the securities or other investments held in the Account. The following provisions shall survive the termination of this Agreement: Sections 5, 11, 12, 14, 15, 16 and 21.

20.     Entire Agreement and Amendments. This Agreement represents the entire agreement between the parties with respect to the subject matter hereof. Except as expressly addressed elsewhere, the terms of this Agreement may be amended from time to time only by mutual written agreement of the parties to this Agreement; provided, however, that Client may adjust the Advisory Fee set forth on Exhibit B in his or her sole discretion.
21.     Governing Law and Severability. This Agreement will be governed and interpreted by the laws of the State of California without reference to the conflict of laws rules, except as superseded or pre-empted by applicable Federal law. If any provision of this Agreement is declared or found to be illegal, unenforceable or void, then both parties shall be relieved of all obligations arising under such provision, but only to the extent that such provision is illegal, unenforceable or void, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting another provision that is legal and enforceable and achieves the same objective.
22.     Waiver and Counterparts. The waiver by either party of a breach of any provision or condition of this Agreement shall not operate, or be construed, as a waiver of any other breach or an assent to a failure to comply with a condition or provision. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which shall constitute one and same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers or agents to become effective as of the day and year first above written.

Client

By:
Printed Name:
Title:
Address:
Facsimile:
Email:
EIN (if applicable):

AGREED and ACCEPTED
Aspiration Fund Adviser, LLC
By:
Printed Name:
Title:
Date:

Exhibit A

Investment Guidelines

Aspiration Flagship Fund

Exhibit B

Advisory Fee

Please insert the annual Advisory Fee Rate you believe is fair.

______% of the market value of the Account

Acknowledgment

Please initial and check the box below:

______ [   ] I understand and acknowledge that:

•	I have the option to pay an Advisory Fee in any amount that I believe is fair; and

•
I may increase or decrease (including to 0.00%) the Advisory Fee Rate at any time upon written notice to Adviser, such notice to be provided pursuant to Section 17 of this Agreement. If I do so, the adjusted Advisory Fee Rate (if any) in effect on the last business day of the quarter is effective retroactively from the first business day of the quarter and is used to calculate the Advisory Fee for the quarter.

Payment Options

Please initial and check the appropriate box below:

Option 1- Payment Through ACH

______ [   ] Upon opening of the Account, Client will establish a recurring Electronic Funds Transfer (EFT) from Client’s bank account to Adviser to occur on the last business day of each quarter in the amount required to cover the Advisory Fee. Each quarter, Adviser will notify Client's bank of the Advisory Fee then payable.

If Client selects this option, Client must complete the Authorization For Electronic Fund Transfers Via ACH form provided as Exhibit C.

Option 2 – Payment Through Redemption of Shares

______ [   ] Upon opening of the Account, Client will establish with the applicable transfer agent a recurring redemption of shares of the Fund(s) owned by Client to occur on the last business day of each quarter in the amount required to cover the Advisory Fee, with the proceeds of such redemption to be disbursed to Adviser. Each quarter, Adviser will notify the applicable transfer agent of the Advisory Fee then payable. Client acknowledges that such redemption may generate capital gains that may be subject to tax.

Exhibit C

Authorization for Electronic Fund Transfers